UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11130 Sunrise Valley Drive, Suite 200
(No. and Street)

Reston (City) VA (State) 20191 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
~~Scott S. George~~ 703-716-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cocke, Szpanka & Taylor, CPA's, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fuller Drive (Address) Reston, (City) VAA (State) 20191 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott S. George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[illegible]
Notary Public
Commonwealth of Virginia
[illegible]
My Commission Expires Feb 28, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

RESTON, VIRGINIA

December 31, 2008 and June 30, 2008

CONTENTS

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying statements of financial condition of Mason Securities, Inc. as of December 31, 2008 and June 30, 2008, and the related statements of operations, stockholder's equity, and cash flows for the six months ended December 31, 2008 and for the year ended December 31, 2008, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Securities, Inc. as of December 31, 2008 and June 30, 2008, and the results of its operations and its cash flows for the six months ended December 31, 2008 and year ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

January 31, 2009

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

STATEMENTS OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	December 31, 2008	June 30, 2008
ASSETS		
CURRENT ASSETS		
Cash	$ 195,520	$ 147,872
Due from related party	559,370	639,348
TOTAL CURRENT ASSETS	754,890	787,220
DEPOSIT	25,000	25,000
	$ 779,890	$ 812,220

	December 31, 2008	June 30, 2008
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Withholdings payable	$ 9,990	$ 8,560
Commissions payable	14,235	15,768
TOTAL CURRENT LIABILITIES	24,225	24,328
STOCKHOLDER'S EQUITY		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	25,599	25,599
Retained earnings	730,065	762,292
	755,665	787,892
	$ 779,890	$ 812,220

See notes to financial information.

STATEMENTS OF OPERATIONS

MASON SECURITIES, INC.

For the Six Months Ended December 31, 2008
and the Year Ended June 30, 2008

	December 31, 2008	June 30, 2008
INCOME		
Concession and commission income	$ 617,081	$ 1,338,365
Interest income	2,462	7,482
	619,543	1,345,847
EXPENSES		
Operating expenses	297,467	418,067
Management fees	263,072	580,708
Commission expense	91,231	212,669
	651,770	1,211,444
NET INCOME (LOSS)	$(32,227)	$ 134,403

See notes to financial information.

STATEMENTS OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JUNE 30, 2007	$ 1	$ 25,599	$ 627,889	$ 653,489
Net income for the year			134,403	134,403
BALANCE, JUNE 30, 2008	1	25,599	762,292	787,892
Net loss for the six months ended December 31, 2008			(32,227)	(32,227)
BALANCE, DECEMER 31, 2008	$ 1	$ 25,599	$ 730,065	$ 755,665

See notes to financial information.

STATEMENTS OF CASH FLOWS

MASON SECURITIES, INC.

For the Six Months Ended December 31, 2008
and the Year Ended June 30, 2008

	December 31, 2008	June 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(32,227)	$ 134,403
Effect of changes in income and expense accruals:		
Accounts payable	1,430	(11,059)
Commission payable	(1,533)	(10,933)
NET CASH FLOW FROM OPERATING ACTIVITIES	(32,330)	112,411
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in due from related party	79,978	(30,159)
NET INCREASE IN CASH	47,648	82,252
Cash, beginning of period	147,872	65,620
CASH, END OF PERIOD	$ 195,520	$ 147,872

See notes to financial information.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2008 and June 30, 2008

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships and individual stocks and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent. The Parent changed its fiscal year end to December, effective December 31, 2008, and the Corporation has also changed its fiscal year end to December.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when received rather than when earned. The commission revenue will fluctuate depending upon the volume of trades involving loaded mutual funds. Total trailer commission revenue for the six months ended December 31, 2008 and the year ended June 30, 2008 was $480,107 and $1,083,566, respectively.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less. The Corporation may maintain cash balances that may exceed federally insured limits. Management does not believe this to result in any significant risk.

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the six months ended December 31, 2008 and the year ended June 30, 2008.

NOTE D - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on revenue. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $559,370 and $639,348 for the six months ended December 31, 2008 and the year ended June 30, 2008, respectively.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the six months ended December 31, 2008 and the year ended June 30, 2008 were $55,644 and $87,537, respectively.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTE E - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the six months ended December 31, 2008 and the year ended June 30, 2008 was $24,192 and $48,385, respectively, all of which was paid to the Parent Corporation.

NOTE F - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The plan covers all full time employees who have completed three months of service. Contributions to the 401(k) plan by the Corporation are matched at one-half of the employee contribution to a maximum amount of 3% of salary deferred. For the six months ended December 31, 2008 and the year ended June 30, 2008, the Corporation made contributions to the plan of $7,710 and $8,867, respectively.

NOTE G - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was 0.13 to 1. At December 31, 2008, the Corporation had net capital of $193,242, which was $188,242 in excess of its required net capital of $5,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation has a number of financial instruments. The fair value of all financial instruments does not differ materially from their related aggregate carrying values recorded in the accompanying statement of financial condition at December 31, 2008.

Cash and cash equivalents, commissions receivable, and debt are carried at cost, which approximates fair value.

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report On Other Financial Information Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying financial statements of Mason Securities, Inc. as of and for the six months ended December 31, 2008 and the year ended June 30, 2008, and have issued our report thereon dated January 31, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

January 31, 2009

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

RESTON, VIRGINIA

December 31, 2008 and June 30, 2008

COMPUTATION OF NET CAPITAL

MASON SECURITIES, INC.

December 31, 2008

Total stockholder's equity		$ 755,665
Deduct: non-allowable assets		(559,370)
Deduct: haircut valuation		(3,053)
	NET CAPITAL	$ 193,242

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MASON SECURITIES, INC.

December 31, 2008

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Mason Securities, Inc. for the period ended December 31, 2008.

DIFFERENCES WITH FOCUS REPORT $ 0

See auditor's report on other financial information.

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

In planning and performing our audit of the financial statements of Mason Securities, Inc. (the Corporation) as of and for the six months ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

January 31, 2009

END